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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Evolving Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share Granted under Evolving Systems, Inc.
Amended and Restated Stock Option Plan
(Title of Class of Securities)

30049 R100
(CUSIP Number of Class of Securities of Underlying Common Stock)

Copies to:

Brian R. Ervine Senior Vice President & CFO Evolving Systems, Inc. 9777 Mt. Pyramid Ct. Englewood, CO 80112 (303) 802-1000	Anita T. Moseley Senior Vice President & General Counsel Evolving Systems, Inc. 9777 Mt. Pyramid Ct. Englewood, CO 80112 (303) 802-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

copies to:
Charles D. Maguire, Jr.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
303-861-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$724,771.35	$66.68

*
Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $.2755, the average of the high and low sales price of Evolving Systems' Common Stock on August 29, 2002, as reported on the Nasdaq SmallCap Market, and assumes that options to purchase 2,630,749 shares of Evolving Systems' Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

**
Previously filed.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66.68	Filing party: Evolving Systems
Form or Registration No.: SC TOI, SEC File No. 5-54125	Date filed: September 4, 2002

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐
    third party tender offer subject to Rule 14d-1.

    ☒
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO that was filed by Evolving Systems, Inc. ("Evolving Systems" or the "Company") with the Securities and Exchange Commission on September 04, 2002 (the "Schedule TO"), relating to Evolving Systems' offer to exchange certain outstanding options to purchase shares of the Evolving Systems' common stock held by eligible persons for new options to purchase shares of Evolving Systems' common stock upon the terms and subject to the conditions in the Offer to Exchange Options to Purchase Common Stock (the "Offer to Exchange"), dated September 04, 2002, attached to the Schedule TO as Exhibit (a)(1)(A), and the related Form of Election (the "Form of Election") attached to the Schedule TO as Exhibit (a)(1)(B) and the related Cover Letter from the Legal Department to holders of Eligible Option Grants (the "Cover Letter"), dated September 4, 2002, attached to the Schedule TO as Exhibit (a)(1)(G) (the Form of Election, the Cover Letter and collectively with the Offer to Exchange, as each may be amended from time to time, the "Offer").

ITEM 4. TERMS OF THE TRANSACTION.

(a)
Material Terms.

        The description of the terms of the Offer set forth in the Offer to Exchange under the heading "3. Procedures for Tendering Options." is hereby amended by replacing the second last sentence of the fourth paragraph with the following language:

        "We may waive any defect or irregularity in any Election Form with respect to any particular Eligible Option Grants or any particular option holder."

        The description of the terms of the Offer set forth in the Offer to Exchange under the heading "6. Conditions of the Offer." is hereby amended by replacing the fifth bullet beneath the first paragraph with the following language:

  "•
  any change or changes occur in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects or materially impair the benefits we believe we will receive from the Offer."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Evolving Systems, Inc.
/s/ ANITA T. MOSELEY Anita T. Moseley Senior Vice President & General Counsel

Date: September 30, 2002

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CALCULATION OF FILING FEE
  ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE